Exhibit 99.1

Inspira™ Releases New Data Demonstrating Superiority of its Core Technology, Across Key Endpoints of HMSS Indicator

•	An unprecedented achievement of a zero pressure gradient measured when using the VORTX™ device, directly correlating with a decrease in markers of blood damage.
•	The performance of the VORTX™, tested according to a regulatory guideline, was found to meet 100% of blood oxygenation requirements at various blood flow rates.
•	A significant leap forward in the development of safer, more effective medical devices designed to minimize patient risk and improve clinical outcomes.
•	U.S. Patent with 94% of claims found to be novel.

Ra’anana, Israel, March 12, 2024 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a breakthrough medical technology company targeting to supersede mechanical ventilators, today announced that the Company’s U.S. patent backed technology, the orbiting blood oxygenation technology (VORTX™) has broken through a significant technological barrier, meeting 100% of regulatory guideline requirements for blood oxygenation and carbon dioxide removal, at various blood flow rates with the pressure gradient on the blood across the device remaining at zero level. Pressure gradient is associated with high mechanical shear stress (HMSS), which plays a dominant role in damaging blood components such as red blood cells, immune cells, thrombocytes and more. These primary results for the key endpoints of a new blood oxygenation technology without the need for fiber membranes and with zero levels of pressure gradient mark a huge milestone for the Company and for the INSPIRA™ ART (Gen 2) device.

The Chief Technology Officer of Inspira Technologies, Dr. Daniella Yeheskely-Hayon, stated: “Our team achieved this technological breakthrough with the Company’s proprietary orbiting oxygenation technology designed to promote less damaging blood flow regime and eliminate the need to use the current membrane fibers-based devices that are associated with increased pressure differential and high shear stress across the blood oxygenators, which leads to severe critical clinical complications such as hemolysis, bleeding, inflammation and blood clots. For me, this is a very significant day in my career as a scientist.”

The advanced experiments demonstrated the primary performance of the VORTX™ by collecting data on oxygenation, carbon dioxide removal, and pressures across the device during blood use. The unique design of the VORTX™ system suggests that scaling up may result in negligible to zero pressure, even at higher flow rates. This stands in stark contrast to membrane-based devices, which typically experience significant pressure drops, leading to potential damage to the patient’s blood.

We firmly believe that Inspira technology will facilitate a shift away from fiber membrane-based devices towards a technology that offers excellent gas exchange (i.e., oxygenation and carbon dioxide removal) without the critical complications associated with long-term use. Furthermore, transitioning from fiber membrane to alternative materials will significantly reduce manufacturing costs and eliminate the global dependence on a single raw material supplier.

Inspira Technologies OXY B.H.N. Ltd.

Inspira™ Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while reducing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses significance of the VORTX™ and data collected, its belief relating to the superiority of its technology to membrane-based devices in terms of sustaining zero to negligible pressure at high flow rates, that the unique design of the VORTX™ suggests that scaling up may result in negligible to zero pressure, the belief that the Company’s technology will facilitate a shift away from fiber membrane-based devices towards gas exchange facilitation technologies and that transitioning from fiber membrane to alternative materials will significantly reduce manufacturing costs and eliminate the global dependence on a single raw material supplier. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-093

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